Exhibit (a)(5)(iii)

FOR IMMEDIATE RELEASE:

CONTACT:

William Lewis

Chief Financial Officer

Integral Systems, Inc.

Phone: 301-731-4233

Fax: 301-731-9606

www.integ.com

Integral Systems, Inc. Announces Results of its Issuer Tender Offer

Lanham, Md., September 12, 2007 — Integral Systems, Inc. (NASDAQ - ISYS) today announced the results of its tender offer, which expired at 12:00 midnight, New York City time, on September 11, 2007.

The company has accepted for purchase 1,850,000 shares of its common stock at a purchase price of $27.00 per share, for an aggregate purchase price of $49.95 million.

Approximately 9,219,983 shares were tendered and not withdrawn, of which approximately 616,067 were tendered pursuant to notices of guaranteed delivery. Due to oversubscription of the tender offer, the Company accepted properly tendered shares on a pro rata basis. The expected proration factor is approximately 20.8%. The determination of the proration factor is subject to shares tendered pursuant to guaranteed delivery. Payment for accepted shares, and return of all other tendered shares will be made next week by the depositary after the proration factor is finalized.

Wells Fargo Bank, N.A., the depositary for the tender offer, will promptly issue payment for the shares validly tendered and accepted for purchase under the tender offer.

The number of shares the company accepted for purchase in the tender offer represents approximately 16.4 percent of its currently outstanding common stock.

The company may, from time to time, repurchase its shares on the open market or through private or public transactions in accordance with applicable law.

The dealer manager for the tender offer was Allen & Company LLC; the information agent was D.F. King & Co., Inc.; and the depositary was Wells Fargo Bank, N.A. All inquiries about the tender offer should be directed to the information agent at (888) 887-1266. Banks and brokers may call (212) 269-5550.

About Integral Systems, Inc.

Founded in 1982, Integral Systems is a leading provider of satellite systems and has supported over 205 different satellite missions for communications, science, meteorological and earth resource applications. The Company was the first to offer an integrated suite of Commercial Off-the-Shelf (COTS) software products for satellite command & control, the EPOCH IPS product line. EPOCH has become a world market leader in commercial applications with successful installations on 5 continents. Through its wholly owned subsidiary SAT Corporation, the company provides satellite and terrestrial communications signal monitoring systems to satellite operators and users throughout the world. The company also provides software for equipment monitoring and control to satellite operators and telecommunications firms through its Newpoint Technologies, Inc. subsidiary. The company’s RT Logic subsidiary builds telemetry processing systems for military applications including tracking stations, control centers and range operations. The company’s Lumistar, Inc. subsidiary is a provider of system level and board level telemetry acquisition products. Integral Systems has approximately 460 employees working at company headquarters in Lanham, Maryland, and at other locations in the U.S. and Europe. For more information, visit http: //www.integ.com.

Safe harbor statement

Except for statements of historical facts, this news release contains forward-looking statements about the company which are based on the company’s current expectations. The forward-looking statements contained in this news release are subject to additional risks and uncertainties, including the final proration factor for the company’s tender offer. The company assumes no obligation to update or revise any forward-looking statements appearing in this news release.

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